FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the semiannual period ended June 30, 2026

PIC Diversification Fund, LLC

Commission File No. 024-12627

Wyoming

(State or other jurisdiction of incorporation or organization)

E.I.N.: 33-1830356

245 Laurel Rd.

Lexington, South Carolina 29073

Office: 803-381-4811

Email: info@cashflowbonds.com

With a copy to:

Arden Anderson, Esq.

Solon Law, PC

550 W. B Street, 4th Floor, #1913

San Diego, CA 92101

arden@solonlaw.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This semiannual report on Form 1-SA of PIC Diversification Fund, LLC, a Wyoming limited liability company, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements.

When considering forward-looking statements, you should keep in mind the risk factors described in our offering circular and the other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

Item 1. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Unless the context otherwise requires or indicates, references in this Semiannual Report on Form 1-SA to “us,” “we,” “our,” “ours,” “PIC” or the “Company” refer to PIC Diversification Fund, LLC, a Wyoming limited liability company. You should read the following discussion and analysis of our financial condition and results of operations together with our unaudited financial statements and the related notes included elsewhere in this Semiannual Report.

General

PIC Diversification Fund, LLC was organized on November 6, 2024 as a Wyoming limited liability company to purchase or otherwise acquire mortgages and other liens on and interests in real estate, primarily focused on non-owner-occupied commercial real estate assets. The Company may also make other secured commercial loans, including warehouse loans, equipment loans and factoring advances, subject to the investment allocation limitations described in the offering circular and maintenance of its exemption from registration under the Investment Company Act of 1940, as amended. The Company commenced operations through the issuance of debt securities pursuant to its Regulation A offering and sells debt instruments directly to investors. As of June 30, 2026, the Company had not yet deployed offering proceeds into investments. Its activities since inception have consisted of formation activities, preparations for the offering and issuance of debt instruments to investors, and related administrative activities. The Company is not registered as an investment company under the Investment Company Act of 1940, as amended.

Results of Operations

The following discussion of results of operations compares the six months ended June 30, 2026 with the six months ended June 30, 2025 and should be read together with the Company's unaudited financial statements and related notes included in Item 3 of this report.

Revenue. The Company generated no revenue during either the six months ended June 30, 2026 or the six months ended June 30, 2025. As of June 30, 2026, the Company had not yet deployed offering proceeds into investments.

Expenses. Total expenses were $54,844 for the six months ended June 30, 2026, compared to $54,096 for the six months ended June 30, 2025. In 2026, expenses consisted of organizational costs of $8,648, professional services of $5,245, software services of $15,572, marketing expense of $18,699, amortization of debt issuance costs of $4,337 and interest expense of $2,343. In 2025, the Company's expenses consisted of organizational costs of $54,096. The $747 increase in total expenses resulted from professional services, software services, marketing, amortization of debt issuance costs and interest expense incurred in 2026 as the Company began its bond offering and related operations, substantially offset by a $45,448 decrease in organizational costs.

Interest expense was $2,343 for the six months ended June 30, 2026, compared to no interest expense for the six months ended June 30, 2025. Amortization of debt issuance costs was $4,337 for the six months ended June 30, 2026, compared to none in the prior-year period. The Company began offering bonds directly to the public in January 2026.

Net Loss. Net loss was $54,844 for the six months ended June 30, 2026, compared to $54,096 for the six months ended June 30, 2025. The Company is owned by a single member and has no noncontrolling interest. The $748 increase in net loss reflects the period-over-period change in expenses described above; the Company generated no revenue in either period.

Liquidity and Capital Resources

As of June 30, 2026, the Company had cash and cash equivalents of $69,544, total assets of $69,544, total liabilities of $213,111 and a member's deficit of $143,567. Current liabilities were $7,343, consisting of $5,000 of current bonds payable and $2,343 of interest payable.

Cash increased by $63,535 during the six months ended June 30, 2026. Net cash used in operating activities was $48,163, consisting principally of the net loss, adjusted for $4,337 of amortization of debt issuance costs and a $2,343 increase in interest payable. Net cash provided by financing activities was $111,699, consisting of $104,499 of proceeds from bonds payable, net of costs, and a $7,200 increase in amounts due to related parties. The Company had no investing cash flows reported for the period.

The Company has financed its activities through amounts advanced by related parties and the sale of bonds under its Regulation A offering. As of June 30, 2026, bonds payable had an aggregate face amount of $108,000, consisting of $5,000 of one-year bonds and $103,000 of three-year bonds. The balance sheet reflects $5,000 as current and $63,835 as long-term bonds payable, net of $39,165 of unamortized debt issuance costs. Amounts due to related parties totaled $141,933 and are non-interest bearing and payable on demand. During the next twelve months, the Company plans to continue its Regulation A offering activities, deploy available capital into interest-earning investments, generate investment income and obtain additional financing when necessary. There can be no assurance that these plans will be successful.

The accompanying financial statements are prepared on a going concern basis. The Company issued its first debt securities in the current period and had not yet placed capital as of June 30, 2026 to generate revenue from its planned investment activities. These factors raise substantial doubt about the Company's ability to continue as a going concern within the twelve-month period subsequent to the date the financial statements are issued. The financial statements do not include any adjustments that could result from these uncertainties.

If the Company is unable to raise additional capital, deploy capital into income-producing investments or otherwise generate sufficient cash, it may be unable to meet its obligations or continue operations. The Company is not aware of any additional material liquidity commitments or known demands not reflected in the financial statements.

Off-Balance Sheet Arrangements

We have not entered into any other financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our membership interests and classified as members' equity or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Trend Information

The principal trends affecting the Company are its ability to continue raising capital under its Regulation A offering, deploy available capital into interest-earning investments and generate investment income. The Company had not deployed offering proceeds into investments as of June 30, 2026.

Subsequent to June 30, 2026, the Company filed a Post-Qualification Amendment on August 25, 2026 that incorporated disclosures from its Annual Report on Form 1-K and amended the terms of the Bonds. Under the amended offering, the Company is offering up to $74,149,425 in face value of unsecured demand bonds (the “Bonds”) in $1 increments, plus a 1% investor processing fee, with a minimum investment of $10 ($10.10 including the fee). The Bonds earn interest at 7% per annum, compounded daily, are payable within 30 days after written demand, have no lock-up period and may be prepaid by the Company at any time. These amended terms became effective after the balance-sheet date and do not alter the historical amounts or terms reflected in the June 30, 2026 financial statements.

The Company has a limited operating history to establish internal trends.

Item 2. Other Information.

None.

Item 3. Financial Statements.

PIC DIVERSIFICATION FUND, LLC

FINANCIAL STATEMENTS

For the period from January 1, 2026

to June 30, 2026

(Expressed in United States Dollars)

PIC DIVERSIFICATION FUND, LLC

Table of Contents

Unaudited Financial Statements for the period from January 1, 2026 to June 30, 2026

PIC Diversification Fund, LLC

Balance Sheets

	June 30, 2026 (Unaudited)	June 30, 2025 (Unaudited)
ASSETS

Cash and cash equivalents	$69,544	$8,100
Deferred offering costs	-	40,000
Total assets	$69,544	$48,100

LIABILITIES AND MEMBER'S DEFICIT

Current liabilities
Bonds payable, current	$5,000	$-
Interest payable	2,343	-
Total current liabilities	$7,343	$-
Bonds payable, less current portion and net of debt issuance costs	63,835	-
Due to related parties	141,933	102,429
Total liabilities	$213,112	$102,429

Member's deficit	$(143,568)	$(54,329)

Total liabilities and member's deficit	$69,544	$48,100

See accompanying unaudited notes

These financial statements have not been subjected to an audit and no assurance is provided on them

PIC Diversification Fund, LLC

Statement of Operations (Unaudited)

For the period from January 1, 2026 to June 30, 2026

	Six Months Ended June 30, 2026 (Unaudited)	Six Months Ended June 30, 2025 (Unaudited)
REVENUE
Gross revenue	$-	$-
Total revenue	$-	$-

EXPENSES
Organizational costs	$8,648	$54,096
Professional services	5,245	-
Software services	15,572	-
Marketing	18,699	-
Amortization of debt issuance costs	4,337	-
Interest Expense	2,343	-
Total expenses	$54,843	$54,096

Net income (loss)	$(54,843)	$(54,096)

See accompanying unaudited notes

These financial statements have not been subjected to an audit and no assurance is provided on them

PIC DIVERSIFICATION FUND, LLC

STATEMENT OF CHANGES IN MEMBER'S DEFICIT

Six Months Ended

Balance at January 1, 2025	$(233)
Net Loss	(54,096)
Balance at June 30, 2025	$(54,329)

Balance at January 1, 2026	$(88,724)
Net Loss	(54,843)
Balance at June 30, 2026	$(143,568)

See accompanying unaudited notes

These financial statements have not been subjected to an audit and no assurance is provided on them

PIC DIVERSIFICATION FUND, LLC

STATEMENT OF CASH FLOWS

Six Months Ended

	June 30, 2026 (Unaudited)	June 30, 2025 (Unaudited)
Cash flows from operating activities

Net income (loss) for the period	$(54,843)	$(54,096)

Adjustments to net income
Amortization of debt issuance costs	$4,337	$-
Increase (decrease) in interest payable	2,343	-
Net cash provided (used) by operating activities	$(48,163)	$(54,096)

Cash flows from financing activities
Increase (decrease) in due to related parties	$7,200	$62,096
Proceeds from bonds payable, net of costs	104,499	-
Net cash provided (used) by financing activities	$111,699	$62,096

Net increase (decrease) in cash	$63,535	$8,000

Cash at beginning of period	$6,009	$100

Cash at end of period	$69,544	$8,100

Supplemental disclosure of cash flow information
Cash paid during the year for interest	$-	$-
Cash paid during the year for tax	$-	$-

See accompanying unaudited notes

These financial statements have not been subjected to an audit and no assurance is provided on them

PIC Diversification Fund, LLC

Notes to Financial Statements (Unaudited) - June 30, 2026

1. Nature of Operations

PIC Diversification Fund, LLC (the “Company”) is a limited liability company organized on November 6, 2024 under the laws of Wyoming. The Company was organized to purchase or otherwise acquire mortgages and other liens on and interests in real estate, primarily focused on non-owner-occupied commercial real estate assets. The Company may also make other secured commercial loans, including warehouse loans, equipment loans and factoring advances, subject to the investment allocation limitations described in the offering circular and maintenance of its exemption from registration under the Investment Company Act of 1940, as amended. As of June 30, 2026, the Company had commenced operations through the issuance of its initial debt securities pursuant to its Regulation A offering and was selling debt instruments directly to investors. The Company had not yet deployed offering proceeds into investments. Its activities since inception have consisted of formation activities and preparations for debt offerings, the offering and issuance of debt instruments to investors, and related administrative activities. The Company is not registered as an investment company under the Investment Company Act of 1940, as amended.

2. Significant Accounting Policies

a. Basis of Presentation. The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) as detailed in the Financial Accounting Standards Board's Accounting Standards Codification (“FASB ASC”). The Company has adopted the calendar year as its basis of reporting.

b. Cash and Cash Equivalents. The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States. The Company is exposed to credit risk to the extent account balances exceed the $250,000 FDIC insurance limit. At June 30, 2026, the Company did not have cash in excess of that limit.

c. Startup Costs. In accordance with GAAP, the Company classifies its startup costs into two categories: (a) organization costs and (b) deferred offering costs. Organization costs are expensed as incurred, and deferred offering costs, which consist of certain costs incurred in connection with debt offerings, are amortized over the debt term. For the six months ended June 30, 2026 and 2025, the Company incurred organization costs of $8,648 and $54,096, respectively.

d. Fair Value Recognition, Measurement and Disclosure. The carrying amount of cash reported on the balance sheet approximates fair value. The Company discloses the fair value of financial instruments using a three-level hierarchy: Level 1 uses quoted prices for identical assets and liabilities in active markets; Level 2 uses observable inputs other than Level 1 quoted prices; and Level 3 uses unobservable inputs reflecting the Company's own assumptions and requires significant judgment.

e. Income Taxes. The Company is a limited liability company treated as a disregarded entity for tax purposes. Accordingly, taxable income or loss flows through to the managing member, and resulting federal and state income taxes are assessed and paid by the managing member. No provision for income tax has been recorded. The Company accounts for uncertain tax positions under ASC Topic 740, and management has not identified any uncertain tax positions. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

f. Use of Estimates and Judgments. Preparation of the Company's financial statements in conformity with GAAP requires management to make judgments, estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

g. Member's Equity Structure. The Company is owned by a single member. PIC Diversification Manager, LLC, a Wyoming limited liability company and the Company's manager, owned 100% of the Company's membership interests as of June 30, 2026. PIC Diversification Manager, LLC is ratably owned and managed by Daniel Handford, Danny Randazzo and Kelli Garrett. Daniel Handford is the Company's principal executive officer and principal financial and accounting officer.

h. Recent Accounting Pronouncements. Management believes accounting standards updates issued to date either provide supplemental guidance, are technical corrections, are not applicable to the Company or are not expected to have a material impact on the Company's financial statements.

3. Bonds Payable

In January 2026, the Company began offering bonds directly to the public. These bond offerings are exempt from Registration under the Securities Act of 1933 pursuant to Section 3(b)(2) and Regulation A, including any related post-qualification amendments filed with the U.S. Securities and Exchange Commission ("SEC"). The bonds are subject to a 1- to 3-year lock-up period during which investors cannot redeem their investment. One-year bonds will earn interest of 6% per annum. Two-year bonds will earn interest of 7% per annum. Three-year bonds will earn interest of 8% per annum. Each bond is payable within 30 days from demand by its holder made following its lock-up period ("maturity"). All interest and principal will be due at maturity, with unpaid interest compounding daily. As of June 30, 2026, bonds consisted of $5,000 face value 1-year bonds and $103,000 face value 3-year bonds, for an aggregate of $109,080 consideration paid inclusive of the 1% investor processing fee of $1,080 on top of the face value. The investor processing fees directly offset debt issuance costs.

As of June 30, 2026, the long-term debt related to outstanding bonds consisted of the following:

Bonds payable, face value	$108,000
Less: current portion	5,000
Bonds payable, net of current portion	$103,000
Less: unamortized debt issuance costs	39,165
Bonds payable, net of current portion	$63,835

Face amount of the bonds due over the next five years is as follows:

Period Ended June 30,	Payment
2027	$5,000
2028	-
2029	103,000
2030	-
2031	-
Total	$108,000

Debt issuance costs consist primarily of legal, filing, and other direct costs incurred in connection with the issuance of the Company's debt securities. Upon issuance of the related debt instruments, previously capitalized deferred offering costs were reclassified as a direct deduction from bonds payable in accordance with applicable accounting guidance. Debt issuance costs are allocated to the related debt based on the relative principal amount of each issuance and are amortized on a straight-line basis from the issuance date through the contractual maturity date of the related debt instruments.

For the six months ended June 30, 2026, the Company recognized $4,337 of amortization of debt issuance costs, which is included in amortization expense in the accompanying statement of operations.

4. Going Concern

The financial statements are prepared on a going concern basis. The Company issued its first debt securities in the current period and had not yet placed capital as of June 30, 2026 to generate revenue from planned investment activities. These factors raise substantial doubt about the Company's ability to continue as a going concern within the twelve-month period after issuance of the financial statements.

During the next twelve months, the Company plans to continue its Regulation A offering activities, deploy available capital into interest-earning investments, generate investment income and obtain additional financing when necessary. There can be no assurance these plans will be successful. The financial statements do not include adjustments that could result from these uncertainties.

5. Related Party Transactions

The Company occasionally incurs expenses paid by PIC Diversification Manager, LLC, the Company’s managing member, and its principals. These advances fund the Company’s organizational and operating costs. Amounts due to related parties are non-interest bearing and payable on demand. As of June 30, 2026 and June 30, 2025, amounts due to related parties totaled $141,933 and $102,429, respectively.

6. Subsequent Events

Management has assessed subsequent events through September 28, 2026, the date on which the financial statements were available to be issued. On August 25, 2026, the Company filed a Post-Qualification Amendment that incorporated disclosures from its Annual Report on Form 1-K and amended the terms of the Bonds. Under the amended offering, the Company is offering up to $74,149,425 in face value of unsecured demand Bonds in $1 increments, plus a 1% investor processing fee, with a minimum investment of $10 ($10.10 including the fee). The Bonds earn interest at 7% per annum, compounded daily, are payable within 30 days after written demand, have no lock-up period and may be prepaid by the Company at any time. DealMaker Securities LLC serves as broker-dealer of record. The amended terms became effective after June 30, 2026 and do not alter the historical amounts or terms presented as of that date.

4. Exhibits

Index to Exhibits

Exhibit No.	Exhibit Description
2.1	Certificate of Organization — filed with Form 1-A on December 30, 2025 and incorporated herein by reference.
2.2	Operating Agreement — filed with Form 1-A on December 30, 2025 and incorporated herein by reference.
3.1	Form of Bond — filed with Form 1-A POS on July 30, 2026 and incorporated herein by reference.
4.1	Form of Bond Purchase Agreement — filed with Form 1-A POS on July 30, 2026 and incorporated herein by reference.
6.1	Agreement with DealMaker — filed with Form 1-A on December 30, 2025 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the registrant has duly caused this Semiannual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of South Carolina, on September 28, 2026.

PIC Diversification Fund, LLC

By:	/s/ Daniel Handford

Manager

This Semiannual Report has been signed by the following persons in the capacities and on the dates indicated.

Name	Positions	Date
/s/ Daniel Handford	Principal executive officer and principal financial and accounting officer	September 28, 2026
Daniel Handford